SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO/A
(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

KIEWIT MATERIALS COMPANY

(Name of Subject Company (Issuer))
RINKER MATERIALS CORPORATION
and
JEM LEAR ACQUISITION COMPANY, INC.
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.01

(Title of Class of Securities)
US49387R1005
(CUSIP Number of Class of Securities)
Mike F. Egan
Vice President and General Counsel
Rinker Materials Corporation
1501 Belvedere Road
West Palm Beach, Florida 33406
(561) 833-5555
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mark D. Kaufman

Jeffrey M. Taylor
Sutherland Asbill & Brennan LLP
999 Peachtree Street, N.E.
Atlanta, Georgia 30309
(404) 853-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3
☐ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

     Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment No. 2”) relates to the offer by Jem Lear Acquisition Company, Inc. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Rinker Materials Corporation, a Georgia corporation (“Parent”), to purchase all the outstanding shares (the “Shares”) of common stock, par value $0.01 per share, of Kiewit Materials Company, a Delaware corporation (the “Company”) (including Shares that may be received upon the conversion of the Company’s 8.028% Series 2000A Convertible Debentures due 2010, 7.35% Series 2000B Convertible Debentures due 2010, 8.25% Series 2000C Convertible Debentures due 2010, 7.81% Series 2000D Convertible Debentures due 2010 and 6.60% Series 2001 Convertible Debentures due 2011), at a purchase price of $17.00 per Share, payable net to the seller in cash without interest, pursuant to the terms and subject to the conditions set forth in the Offer to Purchase, dated July 23, 2002 (the “Offer to Purchase”), and in the related Transmittal Letter (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on July 23, 2002, as amended by Amendment No. 1 thereto filed with the Commission on July 26, 2002 (the “Schedule TO”).

Item 11  Additional Information

     Item 11 to the Schedule TO is hereby amended by adding thereto the following:

     “Parent today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, expired at 11:59 p.m. on July 29, 2002 and was not extended by a request for additional information or documentary material. Parent issued a press release announcing the early termination of the waiting period, a copy of which is attached hereto as Exhibit (a)(1)(J) and incorporated herein by reference.”

Item 12  Exhibits

     Item 12 to the Schedule TO is hereby amended by adding thereto the following:

(a)(1)(J)	Text of press release issued by Parent and dated August 5, 2002.

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SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RINKER MATERIALS CORPORATION

By:	/s/ THOMAS G. BURMEISTER

Thomas G. Burmeister
Chief Financial Officer

JEM LEAR ACQUISITION COMPANY, INC.

By:	/s/ THOMAS G. BURMEISTER

Thomas G. Burmeister
Vice President and Treasurer

Dated: August 5, 2002

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EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(A)	Offer to Purchase, dated July 23, 2002.*
(a)(1)(B)	Form of Transmittal Letter.*
(a)(1)(C)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(D)	Press Release of Rinker Materials Corporation, dated July 9, 2002 (incorporated by reference to Exhibit 99.1 to Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(E)	Press Release of CSR Limited, dated July 10, 2002 (incorporated by reference to Exhibit 99.2 to Schedule TO filed by Purchaser and Parent with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(F)	Press Release of Kiewit Materials Company, dated July 10, 2002 (incorporated by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 10, 2002).
(a)(1)(G)	Summary Publication, dated July 23, 2002.*
(a)(1)(H)	Disclosure Statement for Canadian Residents, dated July 23, 2002.*
(a)(1)(I)	Stock Power and Related Correspondence.**
(a)(1)(J)	Press Release of Rinker Materials Corporation, dated August 5, 2002***
(b)	Form of Loan Agreement of Rinker Materials Corporation.****
(d)(1)	Agreement and Plan of Merger, dated as of July 9, 2002, by and among Rinker Materials Corporation, Jem Lear Acquisition Company, Inc. and Kiewit Materials Company (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission on July 10, 2002).
(d)(2)	Confidentiality Agreement, dated January 10, 2002, by and between Rinker Materials Corporation and Kiewit Materials Company.*

*	Previously filed with the Schedule TO on July 23, 2002.
**	Previously filed on Schedule TO/A on July 26, 2002.
***	Filed herewith.
****	Pursuant to Item 1007(d) of Regulation M-A, the name of the bank has been omitted from the Schedule TO but has been filed separately with the Securities and Exchange Commission.